SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
efine@sidley.com (212) 839 5395	FOUNDED 1866

June 25, 2014

Robert Errett Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	BCAP LLC
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
Filed June 21, 2013 (Registration No. 333-189510)

Dear Mr. Errett:

On behalf of BCAP LLC (the “Registrant”), we thank you for your letter of July 15, 2013.  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

The Registrant is filing its Pre-Effective Amendment No. 1 to the registration statement simultaneously with the submission of this letter.  Enclosed herewith are two courtesy copies of Pre-Effective Amendment No. 1, both of which have been marked to show changes against the Registration Statement on Form S-3 filed on June 21, 2013.  References below to page numbers in Pre-Effective Amendment No. 1 are to the marked version.

General

1.
We note that you may issue mortgage pass-through certificates under the pending registration statement. Tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 to mortgage-backed certificates and what information you will include in the prospectus supplement as the case progresses. See also the note to Compliance and Disclosure Interpretation

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Robert Errett

202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

The section entitled “Description of the Offered Certificates—Amendments to the Pooling and Servicing Agreement” beginning on pages 84-85 of the form prospectus supplement for certificates has been revised to include a description of the pending case and a description of the procedures for amending to the pooling and servicing agreement if necessary to comply with the Trust Indenture Act.  As described in that section, the pooling and servicing agreement will provide that if the depositor, upon consultation with the trustee, determines that the Trust Indenture Act applies to the pooling and servicing agreement or that qualification under the Trust Indenture Act or any similar federal statute is required, the pooling and servicing agreement will be amended without the consent of any certificateholder to the extent necessary to comply with the Trust Indenture Act.

2.
We note that you intend to file a number of exhibits, including the form of underwriting agreement, the form of pooling and servicing agreement and the legality opinion in a future amendment to your registration statement. Please allow sufficient time for review as we may have comments upon review of the exhibits.

The form of underwriting agreement for certificates is included in this filing as Exhibit 1.1.  The form of underwriting agreement for notes is included in this filing as Exhibit 1.2.  The form of pooling and servicing agreement (including form of mortgage-backed certificates) is included in this filing as Exhibit 4.1.  The form of trust agreement is included in this filing as Exhibit 4.3. The form of indenture (including form of mortgage-backed notes) is included in this filing as Exhibit 4.7.  The opinion of Sidley Austin LLP as to legality (including consent of such firm) is included in this filing as Exhibit 5.1.  The opinion of Sidley Austin LLP with respect to tax matters (including consent of such firm) is included in this filing as Exhibit 8.1.

Forms of Prospectus Supplements

Description of the Certificates – [Exchangeable Certificates], page 61; Description of the Notes – [Exchangeable Securities], page 69

3.
Please provide form of disclosure in brackets in each prospectus supplement describing the characteristics of the exchangeable securities. The form of disclosure should also include, without limitation, a description of when an exchange may occur and the characteristics, conditions and/or limitations, and overall operation of the exchange feature.

Robert Errett

The Staff’s requested change has been made on pages 11, 14-15, 61, 62-63, 100 and VI-1 of the form prospectus supplement for certificates.  The exchangeable securities disclosure has been removed from the form prospectus supplement for notes.

The Pooling and Servicing Agreement, page 73; The Transfer and Servicing Agreement, page 82

4.
We note that the mortgage loans will be serviced by the servicer under the supervisions of the master servicer to the extent provided in the pooling and servicing agreement. Please expand your disclosure in each prospectus supplement to provide a clear description of the roles, responsibilities and oversight requirements of the entire servicing structure and the parties involved (including any special servicers). Refer to Item 1108(a) of Regulation AB. Also, please expand your disclosure to indicate which parties would be responsible for each servicing criterion set forth in Item 1122(d), as applicable. Please consider, in addition to a narrative discussion, providing the information in a graphic or tabular format if doing so will aid understanding.

The Staff’s requested change has been made on page 75 of the form prospectus supplement for certificates and on page 84 of the form prospectus supplement for notes.

Base Prospectus

Description of the Securities, page 58

5.
We note that you intend to file the material operative agreements relating to each series of securities as an exhibit to a report on Form 8-K in connection with the offering of the securities of such series. Please confirm that all finalized agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Per Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K, all finalized agreements will be filed simultaneously with or prior to the final prospectus.

Robert Errett

Please feel free to contact me at (212) 839-5395 or efine@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.
Sincerely,

/s/ Edward J. Fine
Edward J. Fine

cc:           Scott Wede
BCAP LLC

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